AB

09041053

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65413

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broadpoint AmTech, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Glenville Street
(No. and Street)

Greenwich	Connecticut	06831-3680
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curt Snyder 203-532-7350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 06 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 5/28

OATH OR AFFIRMATION

I, Curt Snyder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Technology Research, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public

STEVEN E. GOLDMAN
NOTARY PUBLIC
MY COMMISSION EXPIRES Oct. 31, 2009

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Technology Research, Inc.

Financial Statements and Supplementary Information
December 31, 2008

American Technology Research, Inc.
Index
December 31, 2008

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors of
American Technology Research, Inc.

In our opinion, the accompanying statement of financial condition and the related statement of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of American Technology Research, Inc. (the "Company") at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 27, 2009

American Technology Research, Inc.
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	3,375,099
Receivable from clearing broker		1,390,465
Investments, at fair value		151,941
Other receivables		1,204,483
Prepaid expenses and other assets		500,550
Property and equipment, net		257,865
Total assets	$	6,880,403
Liabilities and Stockholder's Equity		
Accrued incentive compensation	$	2,148,870
Accounts payable and accrued expenses		1,275,714
Total liabilities		3,424,584
Commitments and contingencies (Note 7)		
Stockholder's equity		
Common stock, $.01 par value; authorized, issued and outstanding 1,455 shares		15
Additional paid-in capital		1,818,577
Retained earnings, net of dividends		1,637,227
Total stockholder's equity		3,455,819
	$	6,880,403

The accompanying notes are an integral part of these financial statements.

American Technology Research, Inc.
Statement of Income
Year Ended December 31, 2008

Revenues	
Commissions	$ 21,780,590
Research fees	6,472,521
Interest	263,676
Other	365,893
Total revenues	28,882,680
Business related costs	
Floor brokerage	1,215,435
Clearance	267,425
Other	458,078
	1,940,938
Net revenues	26,941,742
Expenses	
Employee compensation and benefits	18,285,591
Communications and data processing	2,087,643
Travel and entertainment	904,935
Occupancy	443,711
Professional	650,957
Depreciation and amortization	180,604
Dues and subscriptions	190,133
Other expenses	696,145
Total expenses	23,439,719
Income before provision for income taxes	3,502,023
Provision for income taxes	1,397,760
Net income	$ 2,104,263

The accompanying notes are an integral part of these financial statements.

American Technology Research, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings Net of Dividends	Total
Balances, December 31, 2007	1,455	$ 15	$ 446,733	$ 9,093,379	$ 9,540,127
Dividends paid				(9,560,415)	(9,560,415)
Benefit from disqualified disposition of ISO's			1,215,995		1,215,995
Issuance and amortization of options			155,849		155,849
Net income				2,104,263	2,104,263
Balance, December 31, 2008	1,455	$ 15	$1,818,577	$ 1,637,227	$ 3,455,819

The accompanying notes are an integral part of these financial statements.

American Technology Research, Inc.
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 2,104,263
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	180,604
Changes in operating assets and liabilities	
Receivables from clearing broker	11,447,632
Securities owned, at fair value	1,373,500
Other receivables	(864,866)
Prepaid expenses and other assets	(83,813)
Services provided in exchange for common stock	155,849
Accrued incentive compensation	(5,634,448)
Accounts payable and accrued expenses	498,209
Net cash provided by operating activities	9,176,930
Cash flows from investing activities	
Proceeds from sales of investments	1,263,026
Purchases of property and equipment	(131,018)
Net cash provided by investing activities	1,132,008
Cash flows used in financing activities	
Tax benefit from disqualified ISO's	1,215,995
Dividends paid	(9,560,415)
Net cash used in financing activities	(8,344,420)
Net increase in cash	1,964,518
Cash	
Beginning of year	1,410,581
End of year	$ 3,375,099
Supplemental disclosures of cash flow information	
Cash paid during the year for income taxes	$ 1,033,500

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

American Technology Research, Inc. (the "Company") was incorporated in Delaware on March 18, 2002 and is a broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by American Technology Research Holdings, Inc. (the "Company's Parent"). On October 2, 2008 the Company's Parent was purchased by Broadpoint Securities Group, Inc. ("BPSG"). The Company executes exchange listed and over-the-counter securities transactions in an agency capacity and clears on a fully disclosed basis through J.P. Morgan Clearing Corporation ("Clearing Broker). The Company has expertise in the information technology sector.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and money market accounts held in accounts at a New York financial institution and therefore are subject to the credit risk at the financial institution. The Company considers highly liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents.

Receivable from Clearing Broker

Receivable from Clearing Broker represents cash balances on deposit with and commissions and interest receivable from the Company's Clearing Broker. The Company is subject to credit risk should the Clearing Broker be unable to repay the balance reflected on the statement of financial condition. However, the Company does not anticipate nonperformance by this counterparty. The carrying value approximates the fair value as the balance is short-term and interest bearing. The Company clears all of its securities transactions through its Clearing Broker on a fully disclosed basis. Pursuant to the terms of an agreement, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. As of December 31, 2008, the Company recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Clearing Broker and all counterparties with which it conducts business.

Depreciation and Amortization

Furniture and fixtures and computer equipment are depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the economic useful life of the improvement or the term of the lease.

Revenue Recognition

Securities transactions and the related revenues and expenses are recorded on the trade-date basis. Realized and unrealized gains and losses on securities and investment transactions are included in business related costs, other. Commissions and brokerage rebates are recorded as earned on a trade date basis. Research fees and syndicate designation revenues are recorded when earned.

Income Taxes

The Company files U.S. federal and various state income tax returns. Deferred income taxes are provided for under the provisions of SFAS No. 109, *Accounting for Income Taxes*, which require

the establishment of deferred tax amounts for temporary differences between the financial reporting basis and tax basis of the Company's liabilities and assets.

In December, 2008, the FASB issued FASB Staff Position ("FSP") FIN 48-3 "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*" which delayed the effective date of FIN-48 for non-public companies to fiscal years beginning after December 31, 2008. On January 1, 2008, the Company elected the provisions of FASB interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). There was no cumulative effect adjustment recorded as a result of adopting FIN 48.

The Company recognizes interest and penalties related to income tax matters as a component of income tax.

The Company calculated its Windfall Tax Benefits Pool using the separate-return method. Under a separate-return method, the Company determines its income tax provision as if it were a separate taxpayer.

Investments, at Fair Value
The Company's investment holding is a private equity investment carried at estimated fair value at December 31, 2008.

Other Receivables
Other receivables primarily consist of 2008 estimated tax payment amounts due from the Internal Revenue Service related to the refund of amounts previously made and receivables earned by the Company for research revenues. Included in other receivables at December 31, 2008 is $23,656 due from an affiliate.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the extensive use of management estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Guarantor's Accounting and Disclosure for Guarantees
The Financial Accounting Standard Board issued interpretation No. 45 Guarantor's Accounting and Disclosure for Guarantees, which requires the Company to disclose information about the obligations under certain guarantee arrangements. In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such guarantees is not material.

Impairment of Long-Lived Assets
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts.

2. Sale of Company's Parent to Broadpoint Securities Group Inc.

On October 2, 2008 the Company's Parent was purchased in its entirety by BPSG (the "Sale of the Parent"). In connection with and prior to the Sale of the Parent, the Company and its Parent engaged in certain transactions to ready its capital structure for the sale. The employees of the Company, who held vested incentive stock options ("ISO's") of the Parent exercised all 1,145 options, receiving shares of the Parent that were immediately sold.

The exercise of the option, followed by a concurrent sale of the underlying shares is considered a disqualifying disposition for federal taxation purposes and approximately $3,893,591 of gains on the sale of the shares were then considered deductible to the Company and taxable to its employees.

A disqualifying disposition for an ISO occurs if the employee does not hold the shares for the minimum holding period that is required by the Internal Revenue Code. When this is the case, in the period of the disqualifying disposition, the gain will be taxable to the employee and the employer will receive a tax deduction. The amount of the tax deduction is equal to the lesser of (1) the option's intrinsic value on the exercised date or (2) the amount realized upon the sale of the stock less the exercise price of the option by the employee. The tax benefit for the deduction that corresponds to the cumulative book compensation cost is credited to income tax expense. If the tax deduction is less than the cumulative book compensation cost, the amount credited to income tax expense is limited to the tax benefit associated with the tax deduction.

If the tax deduction exceeds the cumulative book compensation cost, the tax benefit associated with the excess deduction (the windfall tax benefit) is credited to Additional Paid in Capital. After tax effecting this amount, $1,215,995 was determined to be a windfall tax benefit as described in FAS 123R and has been accounted for as an increase in Additional Paid in Capital and classified as a financing activity in the statement of cash flows, the remainder of the deduction of $92,972 is included in the provision for income taxes. Current tax expense or benefit is settled with BPSG based upon a separate return computation. This method is consistent with the tax allocation methodology of the Company and its former Parent.

Following the option exercises, the Company then paid a dividend to its Parent in the amount of $8,106,421. The Parent in turn, paid a dividend of $12,000,012 net of $3,893,591 in loans it had made to the employees to cover the exercise of their ISO's. After the completion of the option exercise and the payment of the dividends the Sale of the Parent occurred.

Unvested options existing at the date of the acquisition were cancelled and were replaced with unvested restricted stock of BPSG. This has been accounted for as a modification of the cancelled awards in accordance with FAS 123R. Refer to Note 6 for a further description of the Company's stock based compensation accounting.

3. Property and Equipment

Details of property and equipment at December 31, 2008 are as follows:

Computer equipment	$ 435,990
Leasehold and office improvements	87,718
Furniture and fixtures	57,753
	581,461
Less: Accumulated depreciation and amortization	(323,596)
	$ 257,865

4. Financial Instruments

The Company adopted the provisions of SFAS No. 157 "Fair Value Measurements" ("SFAS No 157") effective January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the moat observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1: Quoted prices in active markets that the reporting entity has the ability to access at the reporting date, for identical assets or liabilities. Prices are not adjusted for the effects, if any, of the reporting entity holding a large block relative to the overall trading volume (referred to as a "blockage factor").

Level 2: Directly or indirectly observable prices in active markets for similar assets or liabilities quoted prices for identical or similar items in markets that are not active; inputs other than quoted prices (e.g., interest rates yield curves, credit risks volatilities); or "market corroborated inputs".

Level 3: Unobservable inputs that reflect management's own assumptions about the assumptions market participants would make.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Valuation Methodology
Cash Instruments—These financial assets represent cash in banks or cash invested in liquid money market funds. These investments are valued at par and are reported as Level 1.

Securities owned—These financial assets represent investments in equity securities. Equity securities are valued at quoted market prices. These financial assets are reported as Level 1. When quoted prices are not available, valuation models are applied to these financial assets. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the prices transparency for the instruments or market and the instruments complexity. Accordingly, these financial assets are recorded as Level 3.

At December 31, 2008, the Company had no securities owned.

Securities Note Readily Marketable
Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or (c) that cannot be offered or sold because of other arrangements restrictions or conditions applicable to the securities or to the Company.

The following table summarizes the categorization of the financial instruments within the fair value hierarchy at December 31, 2008:

	Assets at Fair Value			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash instruments	$ 51,941	$ -	$ -	$ 51,941
Securities not readily marketable	-	-	100,000	100,000
Total financial assets at fair value	$ 51,941	$ -	$ 100,000	$ 151,941

The following tables summarize the changes in the Company's Level 3 financial instruments for the year ended December 31, 2008:

	Securities Not Readily Marketable
Balance, December 31, 2007	$ 1,414,967
Purchases, sales and settlements	(1,314,967)
Balance, December 31, 2008	$ 100,000
Unrealized gains (losses) on level 3 assets still held at the reporting date	$ -

5. Income Taxes

Following the sale of the Parent on October 2, 2008, the Company files a consolidated federal and various combined state and local income tax returns with BPSG. The income tax provision is computed on a separate return basis as a member of a controlled group.

As of December 31, 2008, the provision for income taxes consists of the following:

Current	$ 1,191,813
Deferred	205,947
Total	$ 1,397,760

Deferred income taxes result from temporary differences related to: the treatment of organizational costs for tax purposes, resulting in a deferred tax asset and prepaid expenses and depreciation methods used for tax purposes (including bonus depreciation) which differ from methods used for accounting purposes, resulting in deferred tax liabilities. Deferred tax assets of approximately $139,066 are included in prepaid expenses and other assets.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty In Income Taxes*, ("FIN 48") effective January 1, 2008. There was no cumulative effect adjustment recorded as a result of adopting FIN 48 and there are no material unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters as a component of income tax.

6. Employee Benefit Plans

The Company maintains a 401(k) plan for the benefit of its full-time employees. The Plan provides that the Company may make discretionary profit sharing contributions for eligible employees, and also calls for a 3% "safe harbor" match up to the statutory earnings limit. The Company's contribution of approximately $291,557 to the Plan for the year ended December 31, 2008 is included in employee compensation and benefits.

The Company's Parent has a Stock Incentive Plan (the "Plan") under which incentive stock options ("ISO's"), nonqualified stock options ("NGSO"), stock appreciation rights and restricted stock grants may be granted. For the year ended December 31, 2008, incentive stock options were approved by the Parent's Board of Directors and granted to certain eligible plan participants. Options vest 25% annually beginning with the one year anniversary of the date of the grant.

The Company follows SFAS No. 123R, Accounting for Stock-Based Compensation.

SFAS No. 123 (R) requires that all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values at the grant date, or the date of later modification, over the requisite service period. SFAS 123(R) generally requires the unrecognized cost of options vesting after the date of initial adoption to be recognized in the financial statements; however, en exception to this requirement provides private companies that used the minimum-value method to estimate the value of options for disclosure purposes, as did the Company, only apply the expense provision to grants made after the adoption.

Under the modified prospective method, prior periods are not restated. The Company uses the Black-Scholes option pricing model, which requires extensive use of accounting judgment and financial estimates, including estimates of the expected term employees will retain their vested stock options before exercising them, the estimated volatility of the Company's stock price over the expected term, and the number of options that will be forfeited prior to the completion of their estimates of the fair value of share-based compensation and consequently, the related amounts recognized in the statement of income.

Valuation Assumptions
The Company never expected to declare dividends but paid a dividend to the Parent of $8,106,421 cash in connection with the sale of the Company. Expected volatility is based on a combination of implied and historical volatility of a sample of publicly traded broker-dealers. The Company used historical date and other factors to estimate the option life of the share-based payments granted. As required by SFAS No. 123(R), the Company made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. The risk free rate is based on the U.S. Treasury yield in effect at the date of the grant. The forfeiture rate is based on estimates based on actual option forfeitures.

As required by SFAS No. 123(R), the Company estimated the fair value of stock options using the Black-Scholes valuation model and the straight-line attribution approach, with the following weighted average assumptions:

Dividend yield	0.00
Expected volatility	54.30 %
Risk-free interest rate	2.76 %
Expected option life (in years)	5.50
Forfeiture rate	12.50 %

The Plan activity:

	Options Outstanding
Outstanding, January 1, 2008	1,561
Granted	245
Forfeited	(577)
Exercised	(1,229)
Outstanding, December 31, 2008	-

Pursuant to the Stock Purchase Agreement with BPSG dated September 2, 2008, all options that had or were to vest by January 31, 2009 were exercised on September 12, 2008. The remaining unvested options for 564 shares of the common stock of the Company's Parent were cancelled and employees holding these cancelled options were given their proportionate share of 323,563 restricted shares of BPSG, which vest over three years from the purchase date of October 2, 2008. The grant date fair value of each restricted stock award was $1.81.

The share-based compensation expense recognized for the year ended December 31, 2008 was $200,182. The restricted stock, which includes $155,849 of expense related to stock options and $44,333 of expense related to BPSG restricted stock issued in conjunction with the Stock Purchase Agreement. As unvested share-based awards were cancelled and restricted stock of the Parent BPSG was issued, unamortized of compensation expense of $461,565 as of December 31, 2008 for these awards will be recognized over the next 2-3/4 years. None of the BPSG restricted stock vested during the year ended December 31, 2008.

The option activity during the year reflects the transaction as described in Footnote 2. The Company is now part of BPSG's compensation plan.

7. Commitments and Contingencies

The Company leases office space under three non-cancelable leases which contain certain clauses whereby the rental commitments may increase if certain conditions are satisfied, and specifies yearly adjustments to the lease amounts based on annual adjustments according to operating expense increases. The Company leases office space in Greenwich, CT, San Francisco, CA, and Newport, RI. The Company has incurred total rent expense of $404,636, which is included as occupancy expense on the statement of income. The Company has deposits of $44,119 related to these leases which are included in prepaid expenses and other assets on the statement of financial condition.

The Company is contingently liable under a letter of credit related to one lease of approximately $52,000.

Approximate future minimum rental commitments under the office leases are as follows:

2009	$ 396,749
2010	345,720
2011	241,400
2012	244,800
2013	149,800
	$ 1,378,469

The Company is obligated under a two-year agreement with a service provider that expires in December 2009. The agreement requires an annual payment of $50,000 per year by the Company.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company's net capital was approximately $1,360,041, which was approximately $1,131,621 in excess of its minimum requirement of $228,420. The Company's aggregate indebtedness ratio was 2.52 to 1 at December 31, 2008.

9. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(Z)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

10. Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company has not experienced any losses on such accounts.

American Technology Research, Inc.
Supplementary Information
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Stockholder's equity		$ 3,455,819
Less nonallowable assets and deductions		
Other receivables		1,204,483
Investments, at fair value		100,000
Prepaid expenses and other assets		500,550
Property and equipment, net		257,865
Total nonallowable assets and deductions		2,062,898
Net capital before haircuts		1,392,921
Haircuts		
Security positions		32,880
Net capital		$ 1,360,041
Aggregate indebtedness		$ 3,424,584
Computed minimum net capital required		
(6.67% of aggregate indebtedness)		$ 228,420
Minimum net capital required		$ 228,420
Excess net capital ($1,360,041 - $228,420)		$ 1,131,621
Percentage of aggregate indebtedness to net capital	$ 3,424,584	
	$ 1,360,041	2.52

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2008 refiled on March 27, 2009.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors of
American Technology Research, Inc.

In planning and performing our audit of the financial statements of American Technology Research Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness or aggregate debits and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to

provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of change in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorized, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of his report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 27, 2009